Exhibit 4.8

Form 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Reporting Issuer

NervGen Pharma Corp. (“NervGen” or the “Company”)

112-970 Burrard Street, Unit 1290

Vancouver, BC V6Z 2R4

Item 2.	Date of Material Changes

March 31, 2025

Item 3.	News Releases

A news release announcing the material change was disseminated on March 31, 2025 through Newsfile Corp’s distribution network and a copy filed on NervGen’s SEDAR+ profile at www.sedarplus.ca.

Item 4.	Summary of Material Changes

On March 31, 2025, the Company announced that it is has initiated an expanded access policy to allow treatment use of the investigational product NVG-291 for those individuals with spinal cord injury (SCI) who have participated in NervGen clinical trials and meet specific eligibility criteria.

Item 5.	Full Description of Material Changes

On March 31, 2025, the Company announced that it has initiated an expanded access policy to allow treatment use of the investigational product NVG-291 for those individuals with spinal cord injury (SCI) who have participated in NervGen clinical trials and meet specific eligibility criteria. The Company received a request from a physician for expanded access to NVG-291 for a subject who participated in the chronic cohort of the Phase 1b/2a clinical trial. After the Company submitted an expanded access protocol for NVG-291 to the FDA, the FDA informed the Company that the study could proceed.

NVG-291 is an investigational drug in clinical development that has not been approved by regulatory authorities for marketed use. It is unknown whether it is effective for the treatment of individuals with SCI, and there may be unknown risks associated with its use. Expanded Access programs allow patients who have unmet medical needs with serious or life-threatening conditions to access investigational products that are not yet approved by the FDA outside of a clinical trial.

The Company’s expanded access policy provides a potential opportunity for individuals living with SCI who have participated in NervGen clinical trials to continue access to NVG-291 for treatment. The Company’s decision to change its expanded access policy was based, in part, upon a special circumstance related to a physician request for access to NVG-291.

Item 6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 8.	Executive Officer

William Adams, Chief Financial Officer

112-970 Burrard Street, Unit 1290

Vancouver, BC V6Z 2R4

Item 9.	Date of Report

April 4, 2025